SIMPSON THACHER & BARTLETT LLP

A LIMITED LIABILITY PARTNERSHIP

CITYPOINT

ONE ROPEMAKER STREET

LONDON, EC2Y 9HU

+44 (0)20 7275 6500

FACSIMILE +44 (0)20 7275 6502

August 2, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Mary Beth Breslin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE, Mail Stop 3030

Washington, D.C. 20549

U.S.A.

RE:	Acceleration Request for NXP Semiconductors N.V., Registration Statement on Form F-1 (File No. 333-166128)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, NXP Semiconductors N.V., that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington D.C. time, on August 5, 2010, or as soon as practicable thereafter.

The request of the underwriters regarding acceleration of effectiveness of the above-referenced Registration Statement is also attached.

Should you have any questions regarding the acceleration request for NXP Semiconductors N.V., please do not hesitate to contact me (+44-(0)20-7275-6558).

Very truly yours,

/s/ Nicholas J. Shaw
Nicholas J. Shaw

Enclosures

Cc:	Gabriel Eckstein

Kevin Kuhar

Jay Webb

NXP Semiconductors N.V.

High Tech Campus 60

5656 AG Eindhoven

The Netherlands

August 2, 2010

VIA FACSIMILE AND EDGAR

Mary Beth Breslin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

U.S.A.

RE:	NXP Semiconductors N.V., Registration Statement on Form F-1 (File No. 333-166128)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 of NXP Semiconductors N.V. (the “Company”) be accelerated so that the Registration Statement may become effective at 3:00 p.m. EST on August 5, 2010, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NXP Semiconductors N.V.

By:	/s/ Jean Schreurs
Name:	Jean Schreurs
Title:	Senior Vice President and Senior Corporate Counsel

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

August 2, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attention:     Mary Beth Breslin

                       Gabriel Eckstein

Re:	NXP Semiconductors N.V. Registration Statement on Form F-1 Registration File No. 333-165844

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of NXP Semiconductors N.V. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. EST on August 5, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated July 22, 2010:

(i)	Dates of distribution: July 22, 2010 through the date hereof

(ii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 12

(iii)	Number of preliminary prospectuses so distributed: approximately 11,354

(iv)	Number of preliminary prospectuses furnished to institutional investors: approximately 1,540

(v)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 134

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. INCORPORATED

Acting severally on behalf of themselves and the several Underwriters

Credit Suisse Securities (USA) LLC

By:	/s/ Jeremiah Hux
Name:	Jeremiah Hux
Title:	Director

Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

Morgan Stanley & Co. Incorporated

By:	/s/ Robert Brass
Name:	Robert Brass
Title:	Executive Director